SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NOBEL LEARNING COMMUNITIES, INC.

(Name of Subject Company (Issuer))

NOBEL LEARNING COMMUNITIES, INC.

(Name of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

654889104

(CUSIP Numbers of Class of Securities)

(Underlying Common Stock)

George H. Bernstein

President and Chief Executive Officer

Nobel Learning Communities, Inc.

1615 West Chester Pike, Suite 200

West Chester, PA 19382-6223

(484) 947-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brian A. Katz, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19102

(215) 981-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Communication to Principal Employees

On May 18, 2011, George Bernstein, President and Chief Executive Officer of Nobel Learning Communities, Inc. (the “Company”), provided the following communication to the Company’s principal employees:

Today the Company announced that we had reached a definitive merger agreement to take the company private in a sale to Leeds Equity Partners (“Leeds”). It will convert the company from a publicly traded company with hundreds of stockholders (some large and some small) to a private company, with one, or a few, owners. Over the past two years, our Board of Directors has carefully evaluated many potential plans, proposals and strategies to determine how to best create value for our public stockholders, including whether to sell the Company. The Board has determined that executing a transaction to allow Leeds to acquire the Company and purchase the shares of all existing public stockholders is in the best interest of all of our company’s shareholders.

This is a very welcome and exciting opportunity for our company. Leeds Equity Partners is a perfect fit for our company. Leeds operates the largest private equity fund focused exclusively on investing in companies operating in the Education, Training, and Information Services Industries. Leeds does not currently own any other companies focused on operating Preschools and/or K-12 schools. We will become a growth platform for them and will continue to operate as an independent business.

Over the past few years, it has become clear that we have built a great company, made up of a strong portfolio of schools and an exceptionally strong set of principals and educators. While we have made appropriate investments and progress in our business, even through the recent difficult economic times, our current status as a publicly traded company, with a few stockholders owning the majority of our stock, has made it difficult to plan for and invest in the long term future of our schools and company. We are excited and encouraged about the future of Nobel Learning as a private company.

The interest we have received in Nobel Learning Communities proves that you and your teams continue to do a superior job of providing strong and successful programs and educational outcomes. We have attracted interest from many companies that see us as industry leaders committed to assuring children’s success in the 21st century. The pending acquisition has little impact on our current operations, which continue as usual, with our primary focus on helping our students grow, flourish and excel. This announcement should not change your focus at all; it certainly has not changed our plans or investments in your schools.

This transaction is occurring at a wonderful time for our company. We have weathered the recent recession well and our programs and schools are strong. We are coming out of the recession healthy, and you are doing a great job of serving our existing families and gaining new ones. We are optimistic for our future. At the same time, there are continuing risks to being a publicly traded company that may impact our performance and ability to generate stockholder value. For instance, given the uncertain equity and credit markets, as a public company we may face significant challenges raising additional capital to execute our growth plan. In addition, given the increasingly more complex regulatory environment, we will have to expend significant financial and management resources to keep pace with public company requirements.

So that you can continue to put your whole focus on running your school, we want to make it very easy for you to handle any questions that arise. You should not notice any changes in our management or how you have been managing your schools

In order to handle questions you may get from others, please see the points below:

•

For Teachers and staff – Take a few moments to share the contents of this communication with each staff member. Ask teachers to refer any parent questions to you. Once you have completed communicating with all your staff, inform your ED via email. Your ED will be tracking to make sure all Principals have communicated with their schools’ staff.

•

For Parents – There is no need to volunteer any information. However, if asked, feel free to share the information in this memo with parents who have questions. If there are any parents that still have additional questions, please contact your ED.

•

For Media – Document the name of the person, the name of the media outlet, telephone number, and deadline due, and tell them that someone will be getting back to them. Immediately contact Shari Anisman, VP, Marketing, at 484-947-2046 or shari.anisman@nlcinc.com.

I am attaching a Q&A document that I hope will address many of your questions. In addition, if you have other questions, please feel free to get them to your ED, and I will be happy to answer them.

Over the next several months, we each have our focus: I will be focused on successfully closing this transaction; you must be focused on student retention and re-enrollments. Thank you for your help with these communications and for all that you do for our children and families.

Warm Regards,

George Bernstein

President and Chief Executive Officer

Communication to Principal Employees and Frequently Asked Questions

Also on May 18, 2011, the Company provided the following communication containing frequently asked questions to the Company’s principal employees:

Today, we announced that the Company is being sold to Leeds Equity Partners in a transaction to take the Company private. Rather than being a public company, assuming the transaction is completed, we will be owned by Leeds, which is a Private Equity company. Leeds will acquire all of the outstanding shares of Nobel common stock for $11.75 per share in cash. Please note that although we have announced the signing of an “Agreement and Plan of Merger,” and we assume and hope that the transaction will be completed, the consummation of the transaction is still subject to certain conditions discussed below.

The Board of Directors of the Company unanimously approved the transaction. Although the decision to sell the Company rests solely with the Board of Directors, please note that the management team is highly supportive of this decision.

This document is intended to be proactive in trying to address some questions that we believe you or your teams may have. We have tried to create clear and simple answers (not always so easy when dealing with complicated securities laws and SEC regulations). As we continue through the process, at different times, various laws and regulations will require that I remain silent on certain issues.

Q: Why would the Board consider selling us?

A: First of all, the Board is very pleased with how we have weathered the economic downturn; we are healthy and appear to be headed for recovery. Thanks to all of you for staying so focused on our students and enrollments. While we are optimistic for our future, there are continuing risks to being a publicly traded company that may impact our performance and ability to generate stockholder value. For instance, given the uncertain equity and credit markets, as a public company we may face significant challenges raising additional capital to execute our growth plan. In addition, given the increasingly more complex regulatory environment, we will have to expend significant financial and management resources to keep pace with public company requirements. These are resources we would not be able to invest in our schools.

Since we are a public company, we are owned by many stockholders, some of whom own a lot of our stock and therefore a lot of our Company and some of whom own a little of our stock and therefore a little of our Company. The Board has a duty to our stockholders to make decisions that are in the best interests of all stockholders. The Board is required to take steps to continually evaluate a number of scenarios to drive stockholder value.

Given the difficult economic environment over the last two years, and the fact that many companies in the past had expressed interest in buying us, the Board has regularly reviewed options to determine how best to create stockholder value. One of those options was to look at a sale of the Company, if the Board received an offer that was attractive, given our current stock price and performance.

Please note that the transaction is still subject to certain conditions that have to be met before the transaction is consummated.

Q: Who is Leeds Equity Partners?

A: Leeds is a Private Equity firm that buys and invests in companies in the Education, Training and Information Services industries. They acquire companies, support their growth and help them achieve their vision. In our case, Leeds shares our vision of being the strongest Preschool and K-12 education company in the country, focused on the needs of our students and offering parents a high value alternative to traditional day care or traditional public schools. Leeds has been impressed with all that you have accomplished and has been studying the Company for two years. They know us well and believe in and support our educational philosophy and business objectives. Leeds is very team oriented and our management team is very comfortable working with them. We will be very pleased to have them as our new owners.

Q: What is a “Private Equity” firm?

A: A “Private Equity” firm is a company whose objective is to invest in or buy companies and grow them. Private Equity firms buy companies they think have excellent products or services and that have an opportunity to grow and flourish under the right ownership structure and investment strategy. In many cases Private Equity firms focus on specific industries and buy companies to combine them with companies they already own. In our case, Leeds has a strong interest in the education industry, but does not own any other school based education companies. Leeds is buying us as their entry platform into the Preschool and K-12 school operating segment of the education industry, and we will be their growth vehicle.

Q: Does Leeds own any other preschool or K-12 school operators?

A: No. We will be Leeds’ platform for growth in the industry.

Q: You said earlier that consummation of the transaction is still subject to certain conditions. What are they? Why is the sale not definite?

A: While the Board has approved the sale of the Company to Leeds, we still have several legal requirements with which to comply. First, Delaware law requires the holders of a majority of the Company’s common shares approve the sale of the company at a special meeting of stockholders called for the purpose of approving the merger agreement and that they be given notice of the sale and certain information about the transaction, to be included in a document called a “Proxy Statement.” We are in the process of preparing the proxy statement and will send it to stockholders so that they can then decide whether to approve the sale. Our two largest stockholders have already agreed to vote in favor of the sale.

In addition, the merger agreement requires that certain customary things must occur between now and the closing of this transaction. The most time consuming item is that we need to receive licensing approval from all of the state agencies that regulate early childhood education. This is the same process we go through when we acquire schools.

Q: Does the Management support the sale of the Company?

A: Yes, we do. We think this will be a wonderful opportunity for the Company and we are enthusiastically in favor of the sale. Leeds would prefer that the management team stay with the Company. We are optimistic for our future and we believe we will have more opportunity as a private company to make an even greater impact on students. We would no longer have the distraction and pressure relating to delivering quarterly results. In addition, we will not have to expend significant financial and management resources to keep pace with increasingly complex and expensive public company regulations; these resources can now be invested in our schools. We also have greater flexibility to grow, acquire or invest in schools in ways which may have had a negative impact on stockholder value if we were public, but for which private owners may have more patience.

Q: If the sale to the Private Equity firm goes through, what will change?

A: Well, first of all, we will no longer be a public company. Hopefully, that will be the extent of the changes that you, your students, or parents will see. From your schools’ and teachers’ point of view, nothing should change. The curriculum, school names, processes, and the home office team supporting you should stay the same. We will no longer be required to report our results to the public, and I will now report to a Board of Directors made up mostly by the firm that bought us. We expect that you will not notice any changes.

Q: How will our jobs change (Principals, Teachers, and staff)?

A: Your job will not change. You will continue to do what you do to serve our families.

Q: Will our compensation or benefits change?

A: You should not see any changes to our current compensation or benefits programs. In the future, if there are changes, they will not be due to the sale of the Company, but due to the economic environment (changes can be good in a nice economic recovery, or we can have increased pressure on the company’s performance and what we can afford if the recession extends or worsens).

Q: How long will it be before the sale becomes final?

A: My best guess is anywhere from three to six months. We have a lot of required hoops and hurdles, such as stockholder votes and licensing approvals to get through. However, these items are not within your control so you should continue to retaining your existing students and registering them for next year.

Q: What should we tell our parents?

A: If they ask, tell your parents that nothing has changed. We are still investing in our educational programs and curriculum. If something in the schools change, we will communicate quickly, but for now, the only thing that will change is our ownership and that should be transparent to our families. In fact, we have increased our resolve to extend the quality differential between our programs and those of our competitors. During the past 2 years of the recession, we have continued to invest in our schools (Let’s Go Learn, PLPs, Netbooks, LTL with Fidelity programs, LTL Assessments for parents, new PreK and PreK II programs to meet core common standards, etc.) and we expect to continue to do more of that.

Q: Will we still be Nobel Learning Communities?

A: Yes. Our Company name will not change and your school names will remain the same.

Q: What will happen to my stock and stock options?

A: Upon the completion of the sale, the holders of outstanding common stock (including restricted stock the vesting of which will automatically accelerate at that time) will receive $11.75 per share in cash for each share of Company common stock that they own.

Prior to the completion of the sale, we will be offering each holder of a stock option the opportunity, upon the completion of the sale, to receive for each option share an amount in cash equal to the greater of (i) $.10 and (ii) the difference between $11.75 (the deal price) and the exercise price of the option. The cash proceeds will be subject to tax withholdings. We will communicate further with optionees regarding the specific treatment of their option awards.

Q: What will happen to George and Patty and Susan and Jeanne Marie and Tom and Lee and Kathy and Barb and Scott and Shari and Rusty, and Bruce?

A: Assuming the sale goes through, we will still be here running the Company and the schools. As I said earlier, we are very supportive of this deal and thrilled to be a part of it. We believe that Leeds wants us to remain with the Company, and we are looking forward to staying and continuing the journey we have been on for the last several years. In addition, if the sale does not go through…well, I hate to say it, but you are probably still stuck with us. However, at this point the only thing I can tell you for certain is that we are all staying focused on supporting you, your schools and your students in every way possible. Our job is to continue to move the Company forward and, we intend to continue to do that…….for many years to come.

Additional Information

The Company will file with the SEC, and furnish to its stockholders, a proxy statement soliciting proxies for the meeting of its stockholders to be called with respect to the proposed transaction between the Company, Parent and Merger Sub. THE HOLDERS OF THE COMPANY’S COMMON STOCK ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT IS FINALIZED AND DISTRIBUTED TO THEM BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The Company’s stockholders and other interested parties will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. The Company’s stockholders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents by directing a request by mail or telephone to Nobel Learning Communities, Inc., 1615 West Chester Pike, Suite 200, West Chester, PA 19382-6223, Attention: Corporate Secretary, telephone: (484) 947-2000, or from the Company’s website, www.nobellearning.com.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from stockholders of the Company with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the Company’s proxy statement relating to the proposed merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s common stock as of September 16, 2010 is also set forth in the Company’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on October 1, 2010.

The handling of certain stock options described above will be accomplished through a tender offer that has not yet commenced. This report is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, the Company will file a Tender Offer Statement on Schedule TO with the SEC. The Tender Offer Statement (including an Offer to Amend, a related Letter of Transmittal and other tender offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Safe Harbor for Forward-Looking Statements

This schedule, and the information incorporated by reference herein, contains forward-looking statements as defined by the federal securities laws, which are based on the Company’s current expectations and assumptions. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the merger; uncertainties as to how many stockholders of the Company will accept payment for their shares pursuant to the merger agreement; the possibility that various closing conditions requirement for the consummation of the merger may not be satisfied or waived, the risk that the market price of the Company’s common stock may decline if the merger is not completed or is delayed, and such other factors as are set forth in the risk factors detailed from time to time in the Company’s periodic reports and registration statements filed with the SEC including, without limitation, the risk factors detailed in the Company’s Annual Report on Form 10-K for the year ended July 3, 2010. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NOBEL LEARNING COMMUNITIES, INC.

By:	/s/ Thomas Frank
Name: Thomas Frank
Title: Chief Executive Officer

Dated: May 18, 2011